LERACH COUGHLIN STOIA GELLER
    RUDMAN & ROBBINS LLP
DARREN J. ROBBINS (168593)
RANDALL J. BARON (150796)
401 B Street, Suite 1600
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

Attorneys for Plaintiff	(ENDORSED) FILED FEB 8 '05 SUPERIOR COURT OF CALIFORNIA COUNTY OF SANTA CLARA BY SHANON CULLEN

SUPERIOR COURT OF THE STATE OF CALIFORNIA
COUNTY OF SANTA CLARA

JOHN BAKER, On Behalf of Himself and All	)	Case No. 105CV035309
Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)	COMPLAINT BASED UPON SELF-
vs.	)	DEALING AND BREACH OF FIDUCIARY
	)	DUTY
GENENCOR INTERNATIONAL, INC.,	)
DANISCO A/S,	)
JEAN-JACQUES BIENAIME,	)
GREGORY O. NELSON,	)
JAMES P. ROGERS,	)
THERESA K. LEE,	)
SOREN BJERRE-NIELSEN,	)
ROBERT H. MAYER,	)
JORGEN ROSENLUND,	)
BRUCE C. COZADD,	)
JOSEPH A. MOLLICA,	)
NORBERT G. RIEDEL,	)
and DOES 1-25, inclusive,	)
)
Defendants.	)

1.    Plaintiff, John Baker, alleges the following upon information and belief, except as to allegations specifically pertaining to plaintiff and his counsel, which we based on personal knowledge.

NATURE OF THE ACTION

2.    This is a stockholder's class action on behalf of the public stockholders of Genencor International, Inc. ("Genencor" or the "Company") against certain officers/directors of Genencor to seek equitable relief relating to the contemplated sale of control of Genencor. According to public reports, Genencor's Board of Directors and senior management have entered into a merger agreement pursuant to which Genencor will be acquired by Danisco A/S ("Danisco") (the "Proposed Transaction"), without having engaged in fair and open negotiations with all potential bidders, and without having performed an active market check and/or open auction for sale of the Company. The Individual Defendants, as defined below, thereby have acted and are acting contrary to their fiduciary duty to seek to maximize shareholder value.

3.    In pursuing the unlawful plan to sell Genencor, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

4.    In fact, instead of attempting to obtain the highest price reasonably available for Genencor for its shareholders, the Individual Defendants spent substantial effort tailoring the structural terms of the Proposed Transaction to meet the specific needs of Danisco. For example, though defendants knew the Company's Q4 2004 results and defendants have disclosed the same to Danisco, these financial results remain concealed.

5.    In essence, the Proposed Transaction is the product of a hopelessly flawed process was designed to ensure the sale of Genencor to one buying group, and one buying group only, on terms preferential to Danisco and to subvert the interests of plaintiff and the other public stockholders of Genencor.

JURISDICTION AND VENUE

6.    This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, § 10, because this case is a cause not given by statute to other trial courts.

7.    This Court has jurisdiction over defendants because they conduct business in California and/or are citizens of California, including defendants Bienaime and Cozadd who are residents of California. This action is not removable.

8.    Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

THE PARTIES

9.    Plaintiff John Baker, at all relevant times has been the owner of Genencor common stock.

10.    Defendant Genencor is a Delaware corporation with its principal executive offices at 925 Page Mill Road, Palo Alto, CA 94304. Genencor is a diversified biotechnology company that develops and delivers products and services to the industrial, consumer, agri-processing and health care markets. The Company's operating segments are the Bioproducts segment and the Health Care segment. The Bioproducts segment develops and delivers products and services to the industrial, consumer and agri-processing markets to a global customer base. The Health Care segment is engaged in the performance of research and development, securing intellectual property and the establishment of strategic investments and collaborations. Genencor's products include novel enzymes used in the cleaning, textiles, sweetener, fuel ethanol and food, feed and specialties markets. The markets for the products are North America, Latin America, Europe and Asia.

11.    Defendant Danisco A/S ("Danisco") is a corporation organized under the laws of Denmark. Danisco owns through its affiliates 42.2% or 25 million shares of the outstanding common stock of Genencor.

12.    Defendant Jean-Jacques Bienaime ("Bienaime") has been at all relevant times Chairman, Chief Executive Officer and President of Genencor.

13.    Defendant Gregory O. Nelson ("Nelson") has been at all relevant times a director of Genencor. He is also Senior Vice President and Chief Technology Officer of Eastman Chemical Company ("Eastman").

14.    Defendant James P. Rogers ("Rogers") has been at all relevant times a director of Genencor. He is also Executive Vice President of Eastman, where he previously served as Senior Vice President and Chief Financial Officer.

15.    Defendant Theresa K. Lee ("Lee") has been at all relevant times a director of Genencor. She is also Senior Vice President, Chief Legal Officer and Corporate Secretary of Eastman.

16.    Defendant Soren Bjerre-Nielsen ("Bjerre-Nielsen") has been at all relevant times a director of Genencor. He is also Executive Vice President, Chief Financial Officer and an Executive Board member of Danisco.

17.    Defendant Robert H. Mayer ("Mayer") has been at all relevant times a director of Genencor. He is also Executive Vice President and an Executive Board member of Danisco.

18.    Defendant Jorgen Rosenlund ("Rosenlund"') has been at all relevant times a director of Genencor. He is also Vice President, Group General Counsel of Danisco.

19.    Defendant Bruce C. Cozadd ("Cozadd") has been at all relevant times a director of Genencor.

20.    Defendant Joseph A. Mollica ("Mollica") has been at all relevant times a director of Genencor.

21.    Defendant Norbert G. Riedel ("Riedel") has been at all relevant times a director of Genencor.

22.    Defendants Bienaime, Nelson, Rogers, Lee, Bjerre-Nielsen, Mayer, Rosenlund, Cozadd, Mollica and Riedel are referred to collectively herein as the "Individual Defendants."

23.     By virtue of their positions as directors and/or officers of Genencor, the Individual Defendants owed and owe Genencor's shareholders fiduciary obligations and were, and are, required to: (a) act in furtherance of the best interests of Genencor's stockholders; (b) maximize stockholder value in a sale of the Company; (c) heed the expressed views of its public shareholders; and (d) refrain from abusing their positions of control.

DEFENDANTS' FIDUCIARY DUTIES

24.    In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of Genencor, are obligated to refrain from:

(a)    participating in any transaction where the directors' or officers' loyalties are divided;

(b)    participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)    unjustly enriching themselves at the expense or to the detriment of the public shareholders.

25.    Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of Genencor, violated the fiduciary duties owed to plaintiff and the other public shareholders of Genencor, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the Proposed Transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

26.     Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Genencor, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

27.    Plaintiff brings this action on his own behalf and as a class action, pursuant to California Code of Civil Procedure §382, on behalf of all shareholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

28.    This action is properly maintainable as a class action.

29.    The Class is so numerous that joinder of all members is impracticable. There were in excess of 59 million shares of Genencor common stock outstanding as of December 27, 2004 held by thousands of Genencor stockholders who are members of the Class.

30.    There are questions of law and fact which are common to the Class, including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and other members of the Class; and (b) whether the Class is entitled to injunctive relief as a result of the wrongful conduct committed by defendants.

31.    Defendants have acted in a manner which affects plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

32.    The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which could establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

33.    In accordance with their duties of loyalty, care and good faith, the defendants, as directors and/or officers of Genencor, are obligated to refrain from:

(a)    participating in any transaction where the directors' or officers' loyalties are divided;

(b)    participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)    unjustly enriching themselves at the expense or to the detriment of the public shareholders.

34.    Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the sale of Genencor, violated the fiduciary duties owed to plaintiff and the other public shareholders of Genencor, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

35.    Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the sale of Genencor, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation and structure, is placed upon the Individual Defendants as a matter of law.

SUBSTANTIVE ALLEGATIONS

36.    Genencor is a biotechnology company that develops enzyme products for the industrial, consumer, and agri-processing markets. The Company's enzyme products are designed to break down cellulose, protein and starch, and have wide-ranging applications in fabric care, cleaning, textile processing, grain processing, animal feed and specialties areas.

37.    On December 9, 2004, Genencor announced that it had signed an exclusive worldwide patent license agreement giving it the right to develop and commercialize two therapeutic product candidates for cancer from the Public Health Service and the National Cancer Institute. The rewards from this event and the Company's Q4 2004 results are to be announced February 10, 2005. Instead of disclosing these results to shareholders, defendants concealed them, but selectively disclosed them to a company that would, in exchange, fund the officers/directors' change-of-control payments as a result of the acquisition.

38.    On January 27, 2005, Genencor and Danisco issued a press release, announcing that Genencor and Danisco have entered into a merger agreement under which all outstanding shares of Genencor common stock not already owned by Danisco and Eastman are to be acquired by Danisco at $19.25 per share.

39.    On January 27, 2005, the Company issued a press release entitled "Danisco to Acquire Genencor." The press release stated in part:

Danisco A/S ("Danisco"), one of the world's largest producers of food ingredients, and Genencor International, Inc., a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets, today jointly announced that they have signed a definitive agreement for Danisco to acquire all of the outstanding shares of common stock of Genencor, other than those held by Danisco, Eastman Chemical Company ("Eastman") or their respective subsidiaries, for $19.25 per share in cash.

In connection with the definitive agreement with Genencor, Danisco has entered into a definitive stock purchase agreement with Eastman under which Danisco will acquire all of the outstanding shares of common stock of Genencor held by Eastman for $15 per share in cash and all of the outstanding shares of preferred stock of Genencor held by Eastman for $44 million in cash. Danisco and Eastman currently each own approximately 42% of Genencor's outstanding shares of common stock and 50% of Genencor's outstanding shares of preferred stock.

"Being an advanced and recognised biotechnology company, Genencor will expand Danisco's knowledge base significantly and broaden our access to an important new business area, industrial enzymes," said Alf Duch-Pedersen, Chief Executive Officer of Danisco.

"Our two companies know each other well and the synergy is obvious," said JJ Bienaime, Chairman and Chief Executive Officer of Genencor. "Together, we will have the depth and the reach to achieve the vision we've had for our business."

The acquisition of the shares of Genencor's common stock for $19.25 per share will be effected by means of a cash tender offer for all of the outstanding shares of common stock of Genencor, other than those held by Danisco and its subsidiaries, followed by a merger in which all Genencor stockholders, other than Danisco and its subsidiaries, who have not tendered their shares will receive the same per share price. The acquisition agreement is subject to certain conditions, including the tender of a majority of the outstanding shares of common stock of Genencor other than those held by Danisco, Eastman, the officers and directors of Genencor and its subsidiaries and the respective affiliates of each of the foregoing, receipt of regulatory approvals and other conditions. Subject to those conditions, Danisco and Genencor currently expect the acquisition to be completed by May 31, 2005.

A special committee comprised of independent directors of Genencor has reviewed the transaction on behalf of the Genencor stockholders unaffiliated with Danisco and Eastman. Upon the recommendation of the special committee, the board of directors of Genencor has approved the acquisition agreement and the transaction.

40.    On January 27, 2005, Reuters issued an article entitled "Danisco to take over Genencor, buys Eastman's stake." The article stated in part:

Danish sugar and ingredients group Dansico unveiled a $591.5 million plan to buy out the other investors in U.S. biotech firm Genencor, including Eastman Chemical's 42 percent stake.

Dansico said in a statement on Thursday it paid $419 million for Eastman Chemical's stake and offered to buy out remaining Genencor shareholders for $19.25 per share, or about $172.5 million.

The deal, which values all of Genencor at about $1.1 billion, bolsters the Danish firm's push into food and industrial enzymes.

Danisco and Eastman currently each own approximately 42 percent of Genencor, which would become a wholly owned Danisco subsidiary under the plan.

Genencor shares shot up 22.9 percent to $19.10 in Nasdaq trade by 1634 GMT. Danisco shares were off 4.23 percent at 328.5 crowns, underperforming the blue chip KFX-index in Copenhagen.

Eastman shares were 1.45 percent higher at $54.02 on the New York Stock Exchange.

"It is a negative surprise. The market had expected Danisco to sell its stake and instead it takes over all of Genencor," said Jyske Bank analyst Torsten Bech.

Danisco said the buy would improve its capabilities in enzymes for food and animal feed and broaden its access to industrial enzymes.

"An acquisition will position Danisco as a major player in a new profitable business area, industrial enzymes," it said.

Enzymes are used to aid the manufacture of a wide range of products from food to detergents to textiles.

Analysts said the purchase price valued Genencor at more than 40 times expected 2004 earnings but said Genencor's loss-making health care leg made valuation difficult.

"Product-wise it's a nice fit with Danisco closing the gap they had in flavours and enzymes with the acquisition," Sydbank analyst Brian Kirk said.

Danisco said it would finance the buy through existing bank relations but analyst [sic] said the acquisition could mean Danisco had decided not to bid for Danish rival Chr. Hansen's food ingredient business, which was put up for sale in November.

Danisco said Genencor's board of directors had approved the acquisition agreement.

Deutsche bank said it had advised Danisco on the deal.

41.    On January 27, 2005, Eastman issued a press release entitled "Eastman to Sell Genencors stake to Danisco; Eastman Agrees to Sell Stake in Genencor to Danisco for $419 Million in Cash." The press release stated in part:

Eastman Chemical Co. is selling its stake in the biotech company Genencor International Inc. to Danisco of Denmark for $419 million in cash.

Genencor develops products and services for the health care, agri-processing, industrial and consumer markets. Eastman Chemical obtained a 50 percent stake in the company as part of its spinoff from Eastman Kodak Co. in 1994.

Genencor, with offices in Palo Alto, Calif.; Rochester, N.Y., and Leiden, The Netherlands, began trading publicly in 2000. Eastman Chemical currently owns 42 percent of the company.

Copenhagen-based Danisco, which develops and produces food ingredients, sweeteners and sugar and has some 9,000 employees in 40 countries, also owns 42 percent. The rest is publicly held.

Danisco CEO Alf Duch-Pedersen said Genencor "will expand Danisco's knowledge base significantly and broaden our access to an important new business area, industrial enzymes."

"Our two companies know each other well and the synergy is obvious," said JJ Bienaime, chairman and CEO of Genencor.

Danisco agreed to pay Eastman $19.25 per share in cash for Genencor, a 22.5 percent premium over their closing price Wednesday. The deal breaks down to $15 per share for common stock and $44 million for the preferred stock. The companies hope to close the sale by May 31.

Genencor shares climbed $3.55, or 23 percent, to close at $19.09 in Thursday trading in the Nasdaq Stock Market.

Eastman shares rose 32 cents to close at $53.57 on the New York Stock Exchange. Over the past 52 weeks, the stock has traded between a low of $38 last January and a high of $58.17 last month.

"We are pleased that this transaction allows us to monetize in the near term an investment that is not a strategic asset for us," said Brian Ferguson, Eastman chairman and CEO. "When completed, this sale will strengthen our balance sheet as we continue to improve our profitability."

SELF-DEALING

42.    By reason of their positions with Genencor, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Genencor, and especially the true value and expected increased future value of Genencor and its assets, which they have not disclosed to Genencor's public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Genencor's public shareholders.

43.     The proposed sale is wrongful, unfair and harmful to Genencor's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Transaction is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of Danisco on unfair terms.

44.    In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a)    Disclose Genencor's Q4 2004 results which remain concealed;

(b)    Withdraw their consent to the sale of Genencor and allow the shares to trade freely without impediments;

(c)    Act independently so that the interests of Genencor's public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee; and

(d)    Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Genencor's public stockholders.

45.     The Individual Defendants have also approved the Proposed Transaction so that it transfers 100% of Genencor's revenues and profits to Danisco, thus all of Genencor's operations will now accrue to the benefit of Danisco.

CAUSE OF ACTION
Claim for Breach of Fiduciary Duties

46.    Plaintiff repeats and realleges each allegation set forth herein.

47.     The defendants have violated fiduciary duties of care, loyalty, candor and independence owed under Delaware law to the public shareholders of Genencor and have acted to put their personal interests ahead of the interests of Genencor's shareholders.

48.     By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to advance their interests at the expense of plaintiff and other members of the Class.

49.    The Individual Defendants have violated their fiduciary duties by entering into a transaction with Danisco without regard to the fairness of the transaction to Genencor's shareholders. Defendants Danisco and Genencor directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of Genencor stock.

50.    As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Genencor because, among other reasons:

(a)    they failed to properly value Genencor; and

(b)    they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Proposed Transaction.

51.    Because the Individual Defendants dominate and control the business and corporate affairs of Genencor, and are in possession of private corporate information concerning Genencor's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Genencor which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits.

52.    By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

53.    As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury as a result of defendants' self dealing.

54.    Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction which will exclude the Class from its fair share of Genencor's valuable assets, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

55.    Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

56.    Unless the Proposed Transaction is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's length negotiations on the Proposed Transaction terms, and will not supply to Genencor's minority stockholders sufficient information to enable them to cast informed votes on the Proposed Transaction and may consummate the Proposed Transaction, all to the irreparable harm of the members of the Class.

57.    Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

A.    Declaring that this action is properly maintainable as a class action;

B.    Declaring and decreeing that the Proposed Transaction agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

C.    Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

D.    Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Genencor's shareholders;

E.    Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof;

F.    Disclosing the Company's Q4 2004 results;

G.    Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

H.    Granting such other and further equitable relief as this Court may deem just and proper.

DATED: February 8, 2005	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP DARREN J. ROBBINS RANDALL J. BARON

/s/ Darren J. Robbins DARREN J. ROBBINS

401 B Street, Suite 1600 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax) Attorneys for Plaintiff